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FORM 3                                       U.S. SECURITIES AND EXCHANGE COMMISSION                              OMB APPROVAL
                                                      Washington, D.C.  20549
                                                                                                          OMB Number       3235-0104
                                                                                                          Expires:  January 31, 2005
                                      INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES             Estimated average burden
                                                                                                          hours per response ... 0.5

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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
1. Name and Address of Reporting      2. Date of Event          4. Issuer Name and Ticker or Trading
   Person*                               Requiring Statement       Symbol
                                         (Month/Day/Year)

  Trump Hotels & Casino Resorts, Inc.     December 26, 2002        Riviera Holdings Corporation (AMEX:RIV)
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   (Last)    (First)    (Middle)      3. I.R.S. or Social       5. Relationship of Reporting Person     6. If Amendment, Date of
                                         Security Number of        to Issuer (Check all applicable)        Original (Month/Day/Year)
                                         Person (Voluntary)
1000 Broadwalk at Virginia Avenue                                                                       ----------------------------
--------------------------------------                                 Director        X  10% Owner     7. Individual or Joint/Group
             (Street)                                              ---                ---                  Filing (Check applicable
                                                                                                           line)
Atlantic City  NJ       08401                                      --- Officer        --- Other             X  Form filed by one
--------------------------------------                             (give title below) (specify below)      --- Reporting Person
   (City)    (State)     (Zip)                                                                                 Form filed by more
                                                                                                           --- than one Reporting
                                                                                                               Person
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                                      Table I-- Non-Derivative Securities Beneficially Owned
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1.  Title of Security                                           2. Amount of Securities  3. Ownership Form:  4. Nature of Indirect
    (Instr. 4)                                                     Beneficially Owned       Direct (D) or       Beneficial Ownership
                                                                   (Instr. 4)               Indirect (I)        (Instr. 5)
                                                                                            (Instr. 5)
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No securities owned
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one Reporting Person, see Instruction 5(b)(v).

                                                                                                                         Page 1 of 2
                                                                                                                     SEC 1473 (7-02)

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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FORM 3 (continued)                    Table II -- Derivative Securities Beneficially Owned
                                 (e.g., puts, calls, warrants, options, convertible securities)
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
1. Title of Derivative   2. Date Exercisable     3. Title and Amount of Securities   4. Conversion    5. Ownership     6. Nature of
   Security (Instr. 4)      and Expiration Date     Underlying Derivative Security      or Exercise      Form of          Indirect
                            (Month/Day/Year)        (Instr. 4)                          Price of         Derivative       Beneficial
                                                                                        Derivative       Security:        Ownership
                                                                                        Security         Direct (D) or    (Instr. 5)
                         ---------------------------------------------------------                       Indirect (I)
                                                                                                         (Instr. 5)
                                                                         Amount or
                            Date     Expiration            Title         Number of
                         Exercisable    Date                              Shares

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 Option (right to buy)     7/10/02    12/31/03       Common Stock, par     350,000        (1)                I    By Trump Hotels
                                                   value $0.001 per share                                         & Casino Resorts
                                                                                                                  Holdings, L.P. (3)
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 Option (right to buy)    12/26/02    12/31/03       Common Stock, par       8,000        (2)                I    By Trump Hotels
                                                   value $0.001 per share                                         & Casino Resorts
                                                                                                                  Holdings, L.P. (3)
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses:


(1)  Option exercisable, in whole and not in part, at an exercise price equal to the greater of (i) $2,275,000 (the amount paid by
     Donald J. Trump, grantor of the option, for the underlying shares) plus incurred brokerage and/or other commissions and/or fees paid by Mr. Trump or (ii) the fair market value of the shares on the date of exercise based on the average closing sale price of the Issuer's Common Stock on the American Stock Exchange for the 20 trading days immediately preceding the date of exercise.

(2)  Option exercisable, in whole and not in part and concurrently with the above-referenced Option, at an exercise price equal to the greater of (i) $37,970.40 (the amount paid by Donald J. Trump, grantor of the option, for the underlying shares) plus incurred brokerage and/or other commissions and/or fees paid by Mr. Trump or (ii) the fair market value of the shares on the date of exercise based on the average closing sale price of the Issuer's Common Stock on the American Stock Exchange for the
     20 trading days immediately preceding the date of exercise.

(3)  The reporting person is the general partner of the limited partnership that beneficially owns the reported securities.
     The reporting person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest herein.

                                                                     TRUMP HOTELS & CASINO RESORTS, INC.

                                                                     By: /s/ John P. Burke                  December 27, 2002
                                                                        --------------------------------   ------------------
                                                                        Name:   John P. Burke                       Date
                                                                        Title:  Executive Vice President
                                                                                and Corporate Treasurer

*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.



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                                                                                                                     SEC 1473 (3-99)
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